Rise Companies Corp.

1601 Connecticut Avenue NW

Suite 300

Washington, DC 20009

VIA EDGAR

September 30, 2019

Ms. Jennifer Gowetski

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Income eREIT V, LLC (the “Company”)

Amendment No. 2 to
Offering Statement on Form 1-A (the “Offering Statement”)

Filed September 30, 2019

File No. 024-11001

Dear Ms. Gowetski:

We filed the above-referenced Offering Statement on Form 1-A on September 30, 2019. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on October 2, 2019 at 9:00 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.